Exhibit 1.02

POLYONE CORPORATION

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (Report) for PolyOne Corporation for the period January 1 through December 31, 2013 is filed as an exhibit to Form SD as required by Rule 13p-1 (the Rule) under the Securities Exchange Act of 1934, as amended.

The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals, as defined in the Rule, which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG).

This Report has not been audited, nor is an independent private sector audit required for this Report under the Rule and SEC guidance.

Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2013. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

1.	Company Overview

This Report is prepared by management of PolyOne Corporation. When used in the Form SD and this Report, the terms “we,” “us,” or “our” and the “Company” mean PolyOne Corporation and its consolidated subsidiaries.

We are a premier provider of specialized polymer materials, services and solutions with operations in specialty polymer formulations, color and additives systems, plastic sheet and packaging solutions and polymer distribution.

2.	Reasonable Country of Origin Inquiry and Conclusion

We determined after review that small quantities of compounds containing 3TG (limited to tin and tungsten) were contained in products manufactured during the reporting period.

Because of this finding, we conducted a reasonable country of origin inquiry (RCOI), which was designed to determine whether any of the Necessary Conflict Minerals contained in our products originated or may have originated in a Covered Country or come from recycled or scrap sources. “Necessary Conflict Minerals” are Conflict Minerals that are necessary to the functionality or production of products that we manufacture or that we contract with others to manufacture for us. A “Covered Country” is the Democratic Republic of the Congo or an adjoining country.

PolyOne’s supply chain is complex, and there are indirect suppliers in the supply chain between us and the mines or locations of origin of our Necessary Conflict Minerals. We do not purchase any Conflict Minerals directly from miners, smelters or refiners. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of the Conflict Minerals in our products.

To conduct the RCOI, we engaged with our suppliers of Necessary Conflict Minerals, made inquiries to those suppliers about the source and origin of those Necessary Conflict Minerals, and asked suppliers to identify the smelters or refiners used to process those conflict minerals. We provided information and offered assistance to suppliers about the specifics of the Rule and the information requested. Because we do not have direct relationships with smelters or refiners in our supply chain, we asked our suppliers to engage with their own suppliers to gather the requested information.

As a result of our RCOI, we were unable to verify that none of the Necessary Conflict Minerals in products we manufactured originated from a Covered Country and are not from recycled or scrap sources. Therefore, we elected to conduct due diligence on the source and chain of custody of those Necessary Conflict Minerals in those products.

3.	Due Diligence Program

3.1	Design of Due Diligence

Our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013 (OECD Guidance) and the Supplement for tin, tantalum, and tungsten.

3.2	Due Diligence Measures Performed

3.2.1	Management systems

•	PolyOne established a Conflict Minerals management system. A Conflict Minerals work group was established and sponsored by the Executive Vice President, Global Operations and Process Improvement. The core group members include representatives from these corporate functions: Environmental, Health and Safety; Internal Audit; Legal; Product Stewardship; and Sourcing. Representatives from other corporate functions and business segments participated in the work group’s effort as needed.

•	We sent all suppliers of Necessary Conflict Minerals electronic letters with information about Conflict Minerals compliance, and our expectation that they timely respond to our request for information for the reporting year. Follow up letters were sent electronically to non-responders.

•	Our Conflict Minerals Policy and Supplier Code of Conduct are currently posted at www.polyone.com.

•	We intend to retain relevant supplier response documentation for a period of no less than five years.

3.2.2	Identify and assess risks in the supply chain

We identified fewer than 55 direct suppliers who supply us with materials containing Necessary Conflict Minerals (specifically limited to tin and tungsten compounds). We asked each supplier identified as providing Necessary Conflict Minerals to provide us with information about the origin of 3TG contained in the materials supplied to us. Suppliers were provided with and were asked to complete the Electronic Industry Citizenship Coalition, Incorporated and Global e-Sustainability Initiative (EICC/GeSI) template, version 2.03a. Suppliers that responded without completing the EICC/GeSI template were again requested to complete the template. Suppliers that failed to respond at all were sent reminders to complete the request.

A sourcing analyst monitored receipt of and compiled supplier inquiry responses. We ultimately received responses from 100% of the suppliers surveyed. A cross-functional sub-group met periodically to review all supplier responses received. The review process compared supplier response against criteria developed to determine which responses required further engagement with our suppliers. Supplier responses that included the names of smelters or refiners were compared to the list of certified smelters identified by EICC/GeSI Conflict-Free Sourcing Initiative (CFSI). Additional engagement was conducted with suppliers to obtain clarification or additional information deemed necessary by the review process.

3.2.3	Design and implement a strategy to respond to risks

In response to the risk assessment of the supply chain as outlined in Section 3.2.2 above, PolyOne developed a process through which the Conflict Minerals program is implemented, managed, and monitored. Updates to the risk assessment are provided regularly to senior management.

As part of the risk management plan, we engaged and educated suppliers of 3TG about our expectations regarding Conflict Minerals via letter inquiry and verbal discussion where required. Our Conflict Minerals Policy and Supplier Code of Conduct are publicly posted.

3.2.4	Carry out independent third-party audit of smelter’s/refiner’s due diligence practices

We do not have direct relationships with 3TG smelters and refiners, nor do we perform or direct audits of these entities within our supply chain. Therefore, we rely upon industry efforts (for example, through CFSI) to influence smelters and refiners to be audited, and to provide conflict-free certification.

3.2.5	Report annually on supply chain due diligence

We have posted this Report at www.polyone.com.

4.	Results of Review

4.1	Surveys and responses

We identified and surveyed direct suppliers who supplied us with materials containing 3TG (specifically tin and tungsten compounds) that was available for use during the reporting period and, therefore, subject to the RCOI process. We received completed EICC/GeSI template and/or letter responses from 100% of the suppliers surveyed.

4.2	Smelters or refiners identified

Less than half of our suppliers provided names of smelters and refiners that process Conflict Minerals in their products. We compared the facilities identified to the CFSI list and, where a supplier indicated that the facility was certified as conflict free, we verified that the name was listed by CFSI.

Nearly 60% of responses received from suppliers were reported at the company or division level, and slightly less than 40% were reported at the product or product category level. Of those reporting at the product or product category level, about half identified multiple smelters and refiners that process their Conflict Minerals. Only one supplier identified a single smelter or refiner that processed tin in a product category sold by the supplier to PolyOne. That supplier indicated that no minerals were sourced from a Covered Country, and the smelter identified is listed as being certified by CFSI. The suppliers responding at the company or division level made it impossible for us to track their Conflict Minerals to specific products. As a result, we cannot confirm whether Conflict Minerals from any of those specific smelters/refiners are contained in products supplied to us. For the reasons set forth above, we are not presenting a list of those smelter and refiner names in this Report.

4.3	Countries of origin of our Necessary Conflict Minerals

No suppliers definitively responded that materials provided to PolyOne were sourced from a Covered Country. However, Malaysian Smelting Corporation (MSC) was included by multiple suppliers among a list of smelters that may have processed or refined products provided to PolyOne. No supplier represented that MSC has, in fact, processed or refined the specific products provided to PolyOne. MSC has publicly reported that approximately 15%-20% of the tin it produces may be sourced from one of the Covered Countries. PolyOne confirmed that, for the calendar year 2013, MSC, Penang, Malaysia, was listed by CFSI as a certified smelter.

4.4	Efforts to determine mine or location of origin

Through our process of requesting that our suppliers complete the EICC/GeSI template, we have determined that the most reasonable effort we can make to determine the mines or locations of origin of our Necessary Conflict Minerals is to seek information from our direct suppliers about the smelters and refiners in our supply chain. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the Necessary Conflict Minerals in our products.

5.	Steps to be Taken to Mitigate Risk

We intend to take the following steps to further mitigate risk:

•	Affirmatively communicate our Conflict Minerals Policy to suppliers.

•	Affirmatively communicate our Supplier Code of Conduct to suppliers, and attempt to obtain supplier agreement to comply.

•	Periodically evaluate our Conflict Minerals Policy.

•	Engage with suppliers about Conflict Minerals and direct them to training resources to improve content of supplier responses and reduce the number of unresponsive or non-compliant suppliers.

•	Develop formal escalation process, which may include ceasing sourcing, for unresponsive or noncompliant suppliers.

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